

March 17, 2020

Jochen Zeitz
Chairman of the Board and Acting CEO and President
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

> **Re: Harley-Davidson, Inc.**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on March 13, 2020 by Harley-Davidson, Inc.**
> **File No. 001-09183**

Dear Mr. Zeitz,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

Letter to Shareholders

1. The first page of the proxy statement, as defined in Rule 14a-1(g) ─ and distinguished from the Notice or any letter to shareholders ─ must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please place the required legend on the proxy statement. See Rule 14a-6(e)(1) of Regulation 14A.

Important, First Page

2. Although the disclosure intimates that printed copies of the proxy statement will be furnished to shareholders via U.S. mail, the disclosure on page 76 leaves open the possibility that the proxy statement will be distributed electronically to the exclusion of other methods while suggesting its availability on a dedicated website. Please advise us whether or not Harley-Davidson will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Proposal One: Election of Directors, page 1

3. Notwithstanding the registrant's director eligibility requirements, lease confirm, and consider disclosing, if true, that each director nominee has consented to being named in the proxy statement and to serve if elected. See Rule 14a-4(d)(1).

4. We note that the "entire Board is elected annually."   Please revise to specifically state the exact term for which each director nominee, if elected, would be authorized to serve.

Voting Requirements, page 20

5. Please advise us, with a view towards revised disclosure, of the basis upon which the registrant has relied to conclude that broker non-votes may exist in the instant solicitation with respect to any of the proposals.

Independence of Directors, page 24

6. Please disclose the standard by which independence has been determined.

What constitutes a quorum?, page 71

7. Please refer to the following representation: "in those instances where banks, brokers or other nominees who hold shares on behalf of others have returned a proxy but could not vote the shares on particular matters without receiving voting instructions from the beneficial owners ('broker non-votes')…" Please advise us of the legal basis upon which the registrant has relied to conclude that persons other than brokers, such as banks and other holders of record, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that banks and other holders of record are the equivalent of brokers and thus might not vote absent instructions from beneficial owners. See Item 21(b) of Schedule 14A.

Form of Proxy

8. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised "on any other matters that may arise at the 2020 Annual Meeting of Shareholders…"

We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Patrick G. Quick, Esq.
       John K. Wilson, Esq.